SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___ No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Three Sapiens Clients, Philadelphia Insurance Companies, DirectAsia.com, and L&T General Insurance, Named Winners of Celent Model Insurer Awards

Celent awards recognize these companies for successful deployment of policy administration systems provided by Sapiens companies

Cary, NC - February 6th, 2012 - Sapiens International Corporation, (NASDAQ and TASE: SPNS), a provider of innovative insurance software solutions, today announced that three of its clients, Philadelphia Insurance Companies (PHLY), DirectAsia.com, and L&T General Insurance , have each been recognized as a “Model Insurer” in Celent’s Model Insurer 2012: Case Studies for Effective Technology Use in Insurance report.

PHLY, one of the leading providers of specialty and commercial property & casualty and professional liability insurance, was recognized in the policy administration category for its successful six month, 50 state deployment of Sapiens’ RapidSure. With the first product rolled out in just 16 weeks, PHLY now has six products in production, representing four lines of business. With Sapiens’ RapidSure, PHLY’s new product development effort now takes an average of three months. Additionally, PHLY was able to sunset one of its legacy system in just nine months.

DirectAsia.com, a member of the Whittington Group and a direct-to-consumer insurance company launched in June 2010, was recognized in the infrastructure/architecture component category. Key to DirectAsia.com’s success was the deployment of the Sapiens’ IDIT Software Suite, an end-to-end insurance processing system which includes an integrated contact center management layer. Since its debut in summer 2010, DirectAsia.com has grown from 0% to 4% share of the personal car insurance market in Singapore with 91% of existing customers saying they would very likely or extremely likely renew with the company.

L&T General Insurance, a member of the Larsen & Toubro group of companies, was recognized for realizing organization wide results in short timeframe. L&T General Insurance displayed a clear vision and leadership in the delivery of genuine value from technology, by designing a fully integrated multi-channel and comprehensive insurance platform. Sapiens’ IDIT Software suite was implemented as the core policy administration system that integrates all the necessary business functions for a deeper customer connect via a unified brand experience.

Commenting on these Model Insurer winners, Celent analyst and author of the report, Karen Monks, said, “These organizations serve as examples to all insurers who are trying to meet today’s market challenges. Philadelphia Insurance Companies, DirectAsia.com, and L&T General Insurance have all effectively leveraged innovative technologies to enhance their operation and achieve business goals. In the case of PHLY, they successfully overcame the challenges of their legacy policy administration environment with quick deployment of a new solution, while Direct Asia demonstrates the success of a startup that embraces new technologies to deliver a direct-to-consumer business model. And, L&T General Insurance serves as a good example of what can be achieved in a short period of time with a clear vision and the right leadership,”

“We are extremely proud that three of our clients have been recognized with this prestigious award from Celent. I congratulate PHLY, DirectAsia.com, and L&T General Insurance on their Celent Model Insurer recognition,” said Roni Al-Dor, CEO of Sapiens. “We appreciate PHLY’s selection of RapidSure, and DirectAsia.com’s and L&T General Insurance’s selection of the IDIT Software Suite. We look forward to the opportunity to continue working with all of these outstanding organizations.”

The Celent Model Insurer 2012: Case Studies of Effective Technology Use in Insurance recognizes 23 insurance technology initiatives as “Model Insurer Components” and names the Celent Model Insurer of the Year. These case studies represent best practices in the use of technology and span key areas of the product and policyholder life cycle, including product definition, distribution, underwriting, policy administration, service, claims, and infrastructure. The report also reviews IT best practices and measurable business results used in evaluating the Model Insurer Components.  Members of Celent's Property/Casualty Insurance research services can download the report at http://www.celent.com/xxxxxxxxx.htm http://www.celent.com/reports/model-insurer-2012-case-studies-effective-technology-use-insurance ..Non-members should contact info@celent.com for more information.

About Philadelphia Insurance Companies (Consider a placeholder)

Philadelphia Insurance Companies designs, markets, and underwrites commercial property/casualty and professional liability insurance products incorporating value added coverages and services for select industries. In operation since 1962, the Company, whose commercial lines insurance subsidiaries are rated A++ (Superior) by A.M. Best Company and AA- for counterparty credit and financial strength by Standard & Poor’s, is nationally recognized as a member of Ward's Top 50 and National Underwriter’s Top 100 (for in-depth financial information, please visit our website at www.phly.com). The organization has 46 offices strategically located across the United States to provide superior service.

Philadelphia Insurance Companies is the marketing name for the property casualty insurance operations of Philadelphia Consolidated Holding Corp., a Member of the Tokio Marine Group. In the United States, all products are written by insurance company subsidiaries of Philadelphia Consolidated Holding Corp. Coverage may not be available in all jurisdictions and is subject to actual policy language. Certain coverage may be provided by a surplus lines insurer. Surplus lines insurers do not generally participate in state guaranty funds and insureds are therefore not protected by such funds. Non-insurance products and services may be provided by independent third parties.

About DirectAsia.com (Consider a placeholder)

DirectAsia.com is a new and innovative direct online insurance provider. As a dedicated direct personal lines insurer, DirectAsia.com provides fast and easy access to insurance needs online. Fully licensed and regulated by the Monetary Authority of Singapore, DirectAsia.com provides car, motorcycle, travel, home and personal accident insurance through our online portal – DirectAsia.com and on the phone. DirectAsia.com is fully owned by Whittington Group, an international insurance investment business headquartered in Singapore, and is supported by Munich Re, one of the world’s leading reinsurers. Operating in Singapore for a year and a half, DirectAsia.com will be expanding into other countries in Asia and launching a raft of new products in 2012.

For more information on DirectAsia.com’s insurance offerings, please visit www.DirectAsia.com.

About L&T General Insurance
L&T General Insurance Company Limited (www.ltinsurance.com) is a wholly owned subsidiary of Larsen & Toubro Limited headquartered in India. The company will provide a complete range of Retail and Institutional insurance solutions catering to the needs of Individuals, Small and Medium Enterprises and Corporates across urban and rural India.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life&Pension, Property&Casualty, and Reinsurance markets. We serve over 70 insurance customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific.

For more information, please visit www.sapiens.com.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies, specific system configurations and software needs of individual customers and other risk factors detailed in the Company's SEC filings.

Media Contact:

Osnat Segev-Harel, CMO

Sapiens International

+1-877-554-2426

+972-8-9382721

Osnat.se@sapiens.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: February 6, 2012	By:	/s/ Roni Giladi
Roni Giladi Chief Financial Officer